January 6, 2025

Jesse Weaver
Chief Financial Officer
Holley Inc.
1801 Russellville Road
Bowling Green, KY 42101

       Re: Holley Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-39599
Dear Jesse Weaver:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Carly Kennedy, General Counsel